MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

December 27, 2005

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Companhia Energética de Minas Gerais - CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed May 25, 2005
File No. 1-15224

Dear Mr. Ohsiek:

On behalf of our client, Companhia Energética de Minas Gerais — CEMIG (“CEMIG”), we submit this response to the Staff’s additional comments received in a telephone conversation with Staff Accountant Sarah Goldberg on December 15, 2005 (the “Additional Comments”).  The Additional Comments peratin to comment 7 in your letter dated September 27, 2005 (the “Original Comment Letter”) regarding CEMIG’s Form 20-F for the year ended December 31, 2004 (the “Form 20-F”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the Additional Comments.  For your convenience, we have also preceded the Additional Comments with the text of comment 7 from the Original Comment Letter and CEMIG’s response to that comment.  CEMIG believes that it has replied to the Additional Comments in full.  As requested, this response letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2004

Comment 7 from the Staff’s letter dated September 27, 2005

Note 4.  Deferred Regulatory Assets, page F-17

7.                                      You disclose that certain regulatory assets have been monetarily restated based on SELIC.  Please explain to us what you mean by “monetarily restated.”  We assume that you mean that the assets in question are remeasured to reflect the impact of inflation resulting in an increase in the asset balance during periods of rising prices and a corresponding non-cash credit to the income statement.

CEMIG’s response on November 21, 2005

We have been advised that SELIC is one of Brazil’s benchmark interest rates.  CEMIG’s regulatory assets are restated in value based on the SELIC rate. CEMIG confirms that the application of such restatement results in an increase in the asset balance and a non-cash credit to the income statement during periods of rising prices.

Additional Comments from the Staff on December 15, 2005

(i)                                    Is the monetary restatement of certain regulatory assets based on the SELIC rate mandated by a regulatory authority, or is approval for such restatement otherwise sought from a regulatory authority?

CEMIG advises the Staff that the monetary restatement of certain regulatory assets using the SELIC rate is mandated by ANEEL (National Electric Energy Agency), the Brazilian electric power regulatory authority, pursuant to ANEEL Resolution No. 31, dated January 25, 2002.

(ii)                                Is the amount of the monetary restatement recoverable from CEMIG’s customers?

The amount of the monetary restatement is recoverable from CEMIG’s customers pursuant to ANEEL regulations.

(iii)                            Is the SELIC rate determined by a regulatory authority?  If not, how is the appropriate SELIC rate determined?

CEMIG advises the Staff that the SELIC (Special System for Settlement and Custody) interest rate is determined by the COPOM - Comitê de Politica Monetaria (Monetary Policy Committee), the primary monetary policymaking body of the Brazilian Central Bank (the “BCB”).  We understand from CEMIG that the SELIC interest rate is the COPOM’s primary monetary policy instrument and is calculated based on the average interest rate on overnight inter-bank loans collateralized by government bonds that are registered with and traded on the SELIC clearing house.  We also understand from CEMIG that the COPOM establishes a target for the SELIC interest rate and the BCB’s open market desk executes regular liquidity management operations in the domestic money market with the goal of keeping the daily SELIC interest rate at a targeted level.

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Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224 or Steven Sandretto at (212) 530-5476.

Very truly yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald